UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: KKR Credit Opportunities Portfolio

Address of Principal Business Office:

555 California Street, 50th Floor

San Francisco, CA 94104

Telephone Number (including area code): (415) 315-3620

Name and Address of Agent for Service of Process:

Suzanne Donohoe, Trustee

KKR Credit Opportunities Portfolio

555 California Street, 50th Floor

San Francisco, CA 94104

With Copies to:

Kenneth E. Young, Esq.

William J. Bielefeld, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:    Yes  ☒    No  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of San Francisco in the State of California on the 11th day of September, 2019.

KKR Credit Opportunities Portfolio

By:	/s/ Suzanne Donohoe
Suzanne Donohoe
Trustee

Attest:	/s/ Thomas Murphy
Thomas Murphy
Witness